

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

<u>Via E-mail</u>
Mr. Tin Nang (Chris) Lui
Chief Financial Officer
Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

   RE: Huixin Waste Water Solutions, Inc.
      Form 10-K for the Year Ended December 31, 2012
      Filed March 29, 2013
      File No. 0-52339

Dear Mr. Lui:

   We issued comments to you on the above captioned filings on March 20, 2014**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 5, 2014.

   If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Anne McConnell, Staff Accountant, at (202) 551-3709 if you have any questions.

        Sincerely,

        /s/ John Cash

        John Cash
        Accounting Branch Chief